UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 2)(†)
AMERISTAR CASINOS, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
03070Q 10 1

(CUSIP Number)
PETER C. WALSH
3773 HOWARD HUGHES PARKWAY, SUITE 490S
LAS VEGAS, NEVADA 89169
(702) 567-7000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 31, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

†	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	03070Q101	SCHEDULE 13D/A	PAGE	2	OF	7	PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Craig H. Neilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		31,528,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,528,400

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,528,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	55.1%

14	TYPE OF REPORTING PERSON*

	OO - (2)

(1)	The securities beneficially owned by the Estate of Craig H. Neilsen (the “Estate”) were acquired as a result of the death of Craig H. Neilsen on November 19, 2006. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(2)	The Reporting Person is an estate to which the securities reported herein passed upon the death of Craig H. Neilsen.

CUSIP NO.	03070Q101	SCHEDULE 13D/A	PAGE	3	OF	7	PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ray H. Neilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		203,568 (4)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,528,400 (5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		203,568 (4)

WITH	10	SHARED DISPOSITIVE POWER

31,528,400 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,731,968

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.4%

14	TYPE OF REPORTING PERSON*

IN

(3)	Ray H. Neilsen was named as co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(4)	Includes 60,968 shares subject to options exercisable within 60 days. These options have been granted pursuant to standard Company option plans.

(5)	Includes 31,528,400 shares held by the Estate.

CUSIP NO.	03070Q101	SCHEDULE 13D/A	PAGE	4	OF	7	PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gordon R. Kanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (6)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,732,826 (7)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

31,732,826 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,732,826

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.4%

14	TYPE OF REPORTING PERSON*

IN

(6)	Gordon R. Kanofsky was named as co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(7)	Includes 31,528,400 shares held by the Estate. Also includes 12,000 shares held by the Kanofsky Family Trust Dated January 27, 1998 (the “Kanofsky Trust”), of which Mr. Kanofsky and his spouse are co-trustees, and 192,426 shares subject to options which are exercisable within 60 days, which options are also held by the Kanofsky Trust. These options have been granted pursuant to standard Company option plans.

CUSIP NO.	03070Q101	SCHEDULE 13D/A	PAGE	5	OF	7	PAGES
     This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on October 22, 2007 (together, the “Schedule 13D”), by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky, with respect to the common stock, par value $0.01 per share, of Ameristar Casinos, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.
The purpose of this amendment is to update the titles of the persons described in this Item 2. Item 2(c) of the Schedule 13D is hereby amended to include the following information:
On May 31, 2008, the Company’s Board of Directors amended the Company’s Bylaws to create the executive officer positions of Chairman of the Board, Vice Chairman of the Board and Chief Executive Officer. On that date, the Board of Directors elected Ray H. Neilsen as Chairman of the Board and Gordon R. Kanofsky as Chief Executive Officer and Vice Chairman of the Board. Mr. Neilsen had previously served as Co-Chairman of the Board and Senior Vice President of the Company, and Mr. Kanofsky had previously served as Co-Chairman of the Board and Executive Vice President of the Company.

ITEM 4.	PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby amended to include the information set forth in Item 2(c) above, which is hereby incorporated by reference in response to this Item 4.

CUSIP NO.	03070Q101	SCHEDULE 13D/A	PAGE	6	OF	7	PAGES
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 2, 2008

ESTATE OF CRAIG H. NEILSEN

By: Name: Title:	/s/ RAY H. NEILSEN Ray H. Neilsen Co-Personal Representative

By: Name: Title:	/s/ GORDON R. KANOFSKY Gordon R. Kanofsky Co-Personal Representative

/s/ RAY H. NEILSEN

RAY H. NEILSEN

/s/ GORDON R. KANOFSKY

GORDON R. KANOFSKY

CUSIP NO.	03070Q101	SCHEDULE 13D/A	PAGE	7	OF	7	PAGES
EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 15, 2006, by and among the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on December 15, 2006).